Mail Stop 4561

July 20, 2007

Mr. Pablo Granifo
Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

      Re: Banco de Chile
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed June 29, 2007
             File No. 001-15266

Dear Mr. Granifo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 28 - Differences between Chilean and United States Generally Accepted Accounting Principles

(a) Push Down Accounting and Purchase Accounting, page F-42

1.   In your December 20, 2006 correspondence you provided us with proposed disclosure to be included in Note 28 which included quantification of the outstanding subordinated debt balance, the amounts paid to the Central Bank during the periods presented, and a description of the disposition of the Banco de Chile shares held by SM-Chile and SAOS upon dissolution of SAOS. It does not appear as though you provided these disclosures in your December 31, 2006 Form 20-F. Please provide us with this information as of December 31, 2006 and confirm that in future Forms 20-F you will provide these disclosures.

(i) Allowance for Loan Losses, page F-51

2.   Please tell us why your U.S. GAAP allowance for loan losses significantly increased at December 31, 2006 compared to December 31, 2005, while your allowance for loan losses under Chilean GAAP remained relatively unchanged. In your response, please relate the changes in your U.S. GAAP allowance to management's discussion and analysis regarding trends in asset quality and economic conditions in 2005 and 2006.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant